================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended MARCH 31, 2000; or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ____________


COMMISSION FILE NUMBER 001-13889
                       ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         MacDermid Equipment 401(K) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             MACDERMID, INCORPORATED
                               245 Freight Street
                            Waterbury, CT 06702-0671

REQUIRED INFORMATION

In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

EXHIBITS

23.1     Consent of KPMG LLP


================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              MACDERMID EQUIPMENT 401(K) PLAN

                                              By: MACDERMID, INCORPORATED



Date  October 13, 2000                        By:/s/ Frank Montiero
     -----------------                           ----------------------------
                                                 Frank Montiero,
                                                 Member, MacDermid Benefit Plans
                                                 Administration Committee

                         MACDERMID EQUIPMENT 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                             March 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                         MACDERMID EQUIPMENT 401(K) PLAN


                                Table of Contents





                                                                            Page

Independent Auditors' Report                                                   1

Statement of Net Assets Available for Plan Benefits at March 31,
     2000 and 1999                                                             2

Statement of Changes in Net Assets Available for Plan Benefits for
     years ended March 31, 2000 and 1999                                       3

Notes to Financial Statements                                                  4


SCHEDULE

1 - Schedule of Assets Held for Investment Purposes at End of Year            10


Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
MacDermid Equipment 401(k) Plan
Waterbury, Connecticut:


We have audited the accompanying statement of net assets available for plan benefits of MacDermid Equipment 401(k) Plan as of March 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid Equipment 401(k) Plan as of March 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years ended March 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                           /s/ KPMG LLP
Hartford, Connecticut
July 14, 2000

                      MACDERMID EQUIPMENT, INC. 401(K) PLAN

               Statement of Net Assets Available for Plan Benefits

                             March 31, 2000 and 1999


                   ASSETS                                                       2000              1999
                                                                          ----------------  ---------------
Investments, at current value (notes 4 and 5):
     MacDermid common stock                                                $       242,545          152,803
     Mutual funds                                                                1,322,478        1,287,177
     Participant loans receivable                                                   80,659           43,170
                                                                          ----------------  ---------------
             Total investments                                                   1,645,682        1,483,150

Employer contribution receivable                                                         -           47,134
                                                                          ----------------  ---------------

             Total net assets available for Plan Benefits                  $     1,645,682        1,530,284
                                                                          ================  ===============

                See accompanying notes to financial statements.

                        MACDERMID EQUIPMENT, INC. 401(K) PLAN

           Statement of Changes in Net Assets Available for Plan Benefits

                         Years ended March 31, 2000 and 1999


                                                                                   2000             1999
                                                                               --------------   --------------
Investment income:
    Dividends:
       MacDermid Inc. common stock                                               $       430                -
       Other securities                                                               74,830              969
                                                                               --------------   --------------
                                                                                      75,260              969
                                                                               --------------   --------------

    Interest                                                                           2,763              342
    Interest on participants loans                                                     6,350            1,355
                                                                               --------------   --------------
                                                                                       9,113            1,697
                                                                               --------------   --------------
    Net appreciation (depreciation) of investments (note 6):
       MacDermid Inc. common stock                                                   (76,300)          (1,300)
       Other securities                                                              101,240           72,484
                                                                               --------------   --------------
                                                                                      24,940           71,184
                                                                               --------------   --------------
            Total investment income                                                  109,313           73,850

Contributions:
    Employer                                                                          51,247          101,301
    Employee                                                                         197,842          175,416
    Rollover                                                                          55,972           31,780
                                                                               --------------   --------------
            Total additions                                                          414,374          382,347
                                                                               --------------   --------------
Distributions to participants                                                       (297,026)        (154,595)
Other expense, net                                                                    (1,950)            (219)
                                                                               --------------   --------------

            Total deductions                                                        (298,976)        (154,814)
                                                                               --------------   --------------
Net increase                                                                         115,398          227,533

Net assets available for plan benefits:
    Beginning of period                                                            1,530,284        1,302,751
                                                                               --------------   --------------

    End of period                                                           $      1,645,682        1,530,284
                                                                               ==============   ==============


                See accompanying notes to financial statements.

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)     BASIS OF PRESENTATION

                  The MacDermid Equipment (the Company) 401(k) Plan (the Plan) is a defined contribution plan that was established as of January 1, 1989 under the name of the Hollmuller America, Inc. 401(k) Plan. MacDermid, Inc. had owned 50% of Hollmuller America, Inc. During 1995, MacDermid, Inc. purchased the remaining 50% of Hollmuller America, Inc., and the name of the Plan was changed to the MacDermid Equipment 401(k) Plan.

                  The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

          (b)     TRUST FUND

                  Great West Life and Annuity Insurance Company was the trustee of the Plan through December 31, 1998. Effective January 1, 1999, Prudential Investments is the Trustee of the Plan. Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

          (c)     USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          (d)     PAYMENT OF BENEFITS

                  Benefits are recorded when paid.



                                        4                            (Continued)

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999


(2)      PLAN PROVISIONS

          Under the terms of the  Plan,  an  employee  is  eligible  to become a participant in the Plan (for the purpose of making employee contributions) upon the completion of 30 days of employment and reaching the age of 18. For the purpose of receiving Company contributions, an employee is eligible after completing at least 1,000 hours of employment with the Company during the current Plan year and if they are a participant on the last day of the Plan year.

          An employee may make voluntary pre-tax contributions to the Plan totaling from 1% to 15% of the employee's gross pay, subject to IRS limitations. Contributions toward Company stock (up to 6%) are matched by the Company $0.50 per dollar, to a maximum of 3% of employees' gross pay. Each participant shall direct (to funds) 100% of their contributions.

          The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Profit-sharing contributions were $0 and $47,134 for the years ended March 31, 2000 and 1999, respectively.

          Employees vest immediately as to their contributions. Full vesting with respect to the Company's contribution requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3% of compensation allocated to the Company Stock Fund are used to reduce the cash contribution required by the Company in the following year. At March 31, 2000 and 1999, forfeited amounts to be used to reduce future employer contributions were $6 and $0, respectively. All other forfeitures are allocated on a pro rata basis to Plan participants with at least one year of participation in the Plan based on eligible compensation. Forfeitures used to reduce employer contributions were $0 and $19,232 during the years ended March 31, 2000 and 1999, respectively.

          Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments.

          The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the trust fund will be used to provide benefits in accordance with the provisions of the Plan document.


(3)      FEDERAL INCOME TAXES

          The Plan has received a tax determination letter from the Internal Revenue Service (IRS) indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.


                                       5                             (Continued)

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999


          Plan participants are taxed on Plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. The Plan withholds the mandatory 20% federal tax from all taxable distributions which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity, or installments).


(4)      INVESTMENT PROGRAMS

          Plan participants may elect from among fifteen separate investment funds in which to have their contributions and a portion of the
          Company's contribution invested. Effective March 31, 2000, the Prudential mutual funds were invested in Z shares verus A shares. The fifteen investment funds of the Plan as of March 31, 2000 are as follows:

          (1) OPPENHEIMER QUEST VALUE A (QFVFX) - Seeks capital appreciation.

          (2) PRUDENTIAL MONEY MART ASSETS Z (PBMXX) - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

          (3) PRUDENTIAL EQUITY FUND Z (PEQZX) - Seeks long-term growth of capital.


          (4) PRUDENTIAL GLOBAL TOTAL RETURN Z (PZTRX) - Seeks current income and capital appreciation.

          (5) PRUDENTIAL DIVERSIFIED HIGH GROWTH FUND Z (PDHZX) - Seeks to provide current income and a reasonable level of capital appreciation. This fund pursues its objective by investing in a diversified portfolio of debt obligations and equity securities.

          (6) PRUDENTIAL DIVERSIFIED CONSERVATIVE GROWTH FUND Z (PDCZX) - Seeks to provide current income and a reasonable level of capital appreciation. This fund pursues its objective by investing in a diversified portfolio of debt obligations and equity securities.

          (7) PRUDENTIAL DIVERSIFIED MODERATE GROWTH FUND Z (PDMZX) - Seeks to provide long-term capital appreciation and a reasonable level of current income. This fund pursues its objective by investing in a diversified portfolio of equity securities.

          (8) PRUDENTIAL STOCK INDEX FUND I (PDSIX) - Seeks to replicate the performance of the S&P 500 Index.

          (9) PRUDENTIAL GLOBAL GROWTH Z (PWGZX) - Seeks long-term capital growth; income is secondary.

         (10) KEMPER DREMAN HIGH RETURN EQUITY (KDHAX) - Seeks total return.


                                       6                             (Continued)

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999



         (11) PIMCO TOTAL RETURN FUND A (PTTAX) - Seeks to provide maximum total return, taking into consideration income and capital appreciation potential. It maintains a portfolio consisting primarily of intermediate-term, high quality, fixed income securities.

         (12) VAN KAMPEN AMERICAN VALUE FUND A (MSAVX) - Seeks long-term total return.

         (13) MACDERMID COMPANY STOCK FUND (MRD) - This fund consists primarily of common stock of MacDermid, Inc.

         (14) GOLDMAN SACHS GOVERNMENT INCOME A (GSGOX) - Seeks income.

         (15) PIMCO LOW DURATION FUND A (PTLAX) - Seeks total return.

          Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice response system. Once an election is made to allocate funds to the Employer Stock Fund, the funds may not be transferred out, except that participants over the age of 55 may transfer certain funds out of the Employer Stock Fund.

          During the Plan year, the Stable Value fund was replaced with Prudential Money Mart Assets Fund. Also, the Prudential Intermediate Global Fund was discontinued and the Prudential Global Total Return Fund was introduced.


(5)      INVESTMENTS

          In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's financial statements for the year ended
          March 31, 2000. The Plan's financial statements for the year ended March 31, 1999 have been reclassified to conform with the current year's presentation.


                                       7                             (Continued)

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999


          The following table represents the cost and fair value of investments. Investments that represent 5% or more the Plan's net assets are separately identified:


                                                                        MARCH 31, 2000                    MARCH 31, 1999
                                                           -------------------------------     ----------------------------------
                                                               COST           VALUE               COST               FAIR VALUE
                                                           --------------   --------------     --------------   -----------------
 Oppenheimer Quest Value A                                     $   89,978           83,490             90,581              90,213
 Prudential Equity Fund Z                                          90,253           90,253                 --                  --
 Prudential Diversified High Growth Fund Z                        284,775          284,776                 --                  --
 Prudential Diversified Moderate Growth Fund Z                    372,748          372,748                 --                  --
 Prudential Stock Index Fund I                                     99,072           99,072                 --                  --
 Prudential Global Growth Fund Z                                  103,346          103,346                 --                  --
 Kemper Dremen High Return Equity                                 190,255          150,303            154,053             151,604
 MacDermid common stock                                           321,671          242,545            154,006             152,803
 Prudential Equity Fund A                                              --               --            154,106             154,816
 Prudential Diversified High Growth Fund A                             --               --            242,304             242,269
 Prudential Diversified Moderate Growth Fund A                         --               --            413,693             416,498
 Prudential Stock Index Fund Z                                         --               --             89,317              93,362
 Other funds                                                      217,264          219,149            180,519             181,585
                                                           --------------   --------------     --------------   -----------------
                                                               $1,769,362        1,645,682          1,478,579           1,483,150
                                                           ==============   ==============     ==============   =================

(6)      APPRECIATION (DEPRECIATION) OF ASSETS HELD

          During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought and sold, as well as
          investments  held  during  the  year)  appreciated   (depreciated)  as
          follows:
                                                   Net appreciation
                                                    (depreciation)
                                                    in fair value
                                         -------------------------------------
                                               2000                  1999
                                         -----------------     ---------------
          Common stocks                  $      (76,300)            (1,300)
          Mutual funds                          101,240             72,484
                                         -----------------     ---------------

                                         $       24,940             71,184
                                         =================     ===============


                                       8                             (Continued)

                         MACDERMID EQUIPMENT 401(K) PLAN

                          Notes to Financial Statements

                             March 31, 2000 and 1999




(7)      PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in a participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7.3% to 10.8%. Principal and interest is paid ratably through regular payroll deductions.

                                                                      SCHEDULE 1

                      MACDERMID EQUIPMENT, INC. 401(K) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                 March 31, 2000

                                                                 DESCRIPTION OF                                   CURRENT
                    FUND                                         INVESTMENT                        COST            VALUE
----------------------------------------------------------    ----------------------------   ---------------   --------------
     Oppenheimer Quest Value A                                4550 shares                    $       89,978           83,490
     *Prudential MoneyMart Assets Z                           35,915 shares                          35,915           35,915
     *Pru Equity Fund Z                                       4,892 shares                           90,253           90,253
     *Pru Global Total Return                                 721 shares                              5,186            5,186
     *Pru Diversified High Growth Z                           21,236 shares                         284,775          284,776
     *Pru Diversified High Growth A                           29 shares                                 389              394
     *Pru Diversified Conser. Growth Z                        1,732 shares                           19,433           19,433
     *Pru Diversified Moderate Growth Z                       30,404 shares                         372,748          372,748
     *Pru Stock Index I                                       2976 shares                            99,072           99,072
     *Pru Global Growth Z                                     3,972 shares                          103,346          103,346
     Kemper Dremen Hi Return Equity                           5,817 shares                          190,255          150,303
     PIMCO Total Return A                                     939 shares                              9,810            9,356
     Van Kampen Amer Value A                                  2,336 shares                           58,278           60,795
     *MacDermid Common Stock                                  9,152 shares                          321,671          242,545
     Gold Sachs Govt Income A                                 608 shares                              7,344            7,161
     PIMCO Low Duration A                                     26 shares                                 250              250
     Participant Loan Fund                                    --                                     80,659           80,659
                                                                                             ---------------   --------------
                                                                                             $    1,769,362        1,645,682
                                                                                             ===============   ==============
*Represents a party-in-interest.







                                       10